SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

PLETESHKOVSKY PEREULOK 3/2
107005 MOSCOW, RUSSIA

TEL: 7 (501) 940-2304
FAX: 7 (501) 940-2511

FILE NO. 82-4740

March 18, 2002

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JSC Electrosvyaz (Rostov Region) - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Electrosvyaz (Rostov Region) pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of February 28, 2002.

This document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dlw 3/20

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexey Kiyashko /KEK/

Alexey Kiyashko

Enclosure

cc: L. Leliavskaia
The Bank of New York

A. Litvinov
JSC Electrosvyaz (Rostov Region)

Information on A Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *February 28, 2002*
Code of the fact (event, action): *1300191A28022002*

The date of the meeting of the Board of Directors (Supervisory Board) which adopted the respective decision: February 19, 2002.

Full text of the adopted decision in accordance with the minutes of the meeting of the Board of Directors (Supervisory Board):

1 To acknowledge the proposals made by shareholders of OAO Svyazinvest and V.V. Ukhov that certain items be put on the agenda of the annual general meeting of shareholders.

1.1 To put the following items on the agenda of the annual general meeting of shareholders:

1. To approve the annual report and the annual financial statements, including the profit and loss statement (the profit and loss account) of the Company and the distribution of profits, including the payment (declaration) of dividends, and losses of the Company on the basis of the results of the financial year.
2. To elect members of the Board of Directors of the Company.
3. To elect members of the Audit Commission of the Company.
4. To approve the auditor of the Company for 2002.
5. To approve the restated version of the Charter of the Company.

1.2 To put the following items on the agenda of the annual general meeting of shareholders:

1. To amend and supplement the Regulation on the Board of Directors of the Company.
2. To amend and supplement the Regulation on the Procedures of the General Meeting of Shareholders (the Rules) of the Company.

3. To approve the restated version of the Regulation on the Management Board of the Company provided that the initiator of the proposal submits drafts of such documents.

2 To acknowledge the nominations to the Audit Commission of the Company made by shareholders of OAO Svyazinvest and V.V. Ukhov.

To include the following names in the list of nominees to the Audit Commission of the Company:

1. Sergey I. Alekhin, Chief Specialist of the Department of Internal Audit and Economical Analysis; OAO Svyazinvest;
2. Larisa V. Tareeva, Leading Specialist, Department of Corporate Finances and Direct Investments, OAO Svyazinvest;
3. Lyudmila I. Turchina, Head of the Internal Audit Department, JSC RostovTelecom.

3 To acknowledge the nominations to the Board of Directors of the Company made by shareholders of OAO Svyazinvest, V.V. Ukhov and V.N. Romashkin.

To include the following names in the list of nominees to the Board of Directors of the Company:

1.	Vadim Ye. Belov	Deputy General Director, OAO Svyazinvest;
2.	Alla B. Grigorieva	Deputy Director and Head of a Division of the Corporate Management Department; OAO Svyazinvest;
3.	Vladimir L. Gorbachev	General Director, OAO The Southern Telecommunications Company;
4.	Gennady S. Yegorochkin	1st Deputy General Director, JSC RostovTelecom;
5.	Yelena V. Zabuzova	Deputy Director and Division Head of the Department of Economical and Tariff Policies, OAO Svyazinvest;
6.	Lyudmila A. Kormilitsyna	Deputy Director of the Telecommunications Department;
7.	Stanislav N. Panchenko	Deputy General Director, OAO Svyazinvest;

8.	Vladimir N. Romashkin	Deputy Head of the Rostov Tele-communications Technical Center, JSC RostovTelecom;
9.	Anna M. Sadokhina	First Deputy General Director, OAO The Southern Telecommuni-cations Company;
10.	Valery V. Ukhov	General Director, JSC RostovTelecom.

The quorum present at the meeting: 88.89%.

Results of voting on the decisions: the decisions were adopted unanimously.

Deputy General Director /s/ G.K. Borisova